UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Weida Communications, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948599 10 5

(CUSIP Number)

Copies to:
Mitchell Sepaniak c/o Weida Communications, Inc. 515 East Las Olas Boulevard Fort Lauderdale, FL 33301 (954) 527-7750	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948599 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Giordano Family Limited Partnership (ID #54-2135097)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,611,879

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,611,879

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,611,879(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) OO

(1)  Does not include 1,242,094 shares of Common Stock attributable to Anthony Giordano, a 40% owner of the Reporting Person, pursuant to his 20% ownership interest in EPG Limited Partners, Ltd., an owner of 6,210,470 shares of Common Stock.  Also does not include 360,000 shares of Common Stock owned by Bronwyn Kathryn Fulton, the General Partner of the Reporting Person.  Bronwyn Kathryn Fulton is not a Reporting Person for purposes of this Schedule 13D.

This Schedule 13D is being filed by A. Giordano Family Limited Partnership, a Nevada limited partnership ( the “Partnership” or the “Reporting Person”).

Except as expressly otherwise set forth in this Schedule 13D, the Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, with no par value (the “Common Stock”), of Weida Communications, Inc., a New Jersey corporation (the “Company”).  The address of the principal executive office of the Company is 515 East Las Olas Boulevard, Suite 1350, Fort Lauderdale, Florida 33301.

Item 2.	Identity and Background

The partnership is a Nevada limited partnership.  The principal business of the Partnership is to engage in investment activities.  The principal office and business address of the Partnership is 20678 NW 25th Avenue, Boca Raton, Florida 33434.

Anthony Giordano is a 40% owner of the Reporting Person.  Mr. Giordano, together with EPG Global Private Equity Fund, Ltd., a hedge fund founded by Mr. Giordano, were the subject of a civil complaint and administrative proceeding instituted by the Securities and Exchange Commission alleging violations of the federal securities laws in connection with activities unrelated to SCL, Laser or the proposed share exchange. In February 2004, Mr. Giordano and EPG Global Private Equity Fund, Ltd. consented to the entry of a final judgment (the “Final Judgment”) permanently enjoining them from further violations of the registration and anti- fraud provisions of the federal securities laws without admitting or denying the allegations raised in the Securities and Exchange Commission’s complaint. Further, in connection with settlement of the administrative proceeding, Mr. Giordano has also been barred from association with any broker-dealer or investment adviser and has agreed to pay $50,000 in civil penalties. EPG Global Private Equity Fund, Ltd., which was never funded, has since been terminated.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock held of record by the Reporting Person were acquired as a result of the share exchange transaction described below in Item 4.
Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock of the Company as a result of a share exchange transaction.  On May 20, 2003, Weida Communications, Inc. (f/k/a Laser Recording Systems, Inc. (“Laser”)), a New Jersey corporation (“the Company”), entered into a Share Exchange Agreement with SCL Ventures, Ltd., a British Virgin Islands company (“SCL”), certain shareholders of the Company signatory thereto and certain shareholders of SCL signatory thereto (as amended on November 30, 2003 by that certain Amendment to Share Exchange Agreement, on March 31, 2004 by that certain Second Amendment to Share Exchange Agreement, and on April 16, 2004 by that certain Share Lock Up and Escrow Agreement, the “Share Exchange Agreement”), which set forth the terms and conditions of the exchange by the SCL shareholders of their shares of capital stock of SCL, representing all of the issued and outstanding shares of capital stock of SCL, in exchange for the issuance by the

Company to the shareholders of SCL of shares of common stock, no par value per share (the “Common Stock”), of the Company (the “Share Exchange”).

The Closing occurred on June 11, 2004 (the “Closing Date”), upon the satisfaction or waiver of the conditions to the Closing set forth in the Exchange Agreement and subject to certain post-Closing deliveries which were completed on June 16, 2004.  As a result SCL became a wholly-owned subsidiary of the Company and the SCL shareholders received an aggregate of 69,809,480 shares of Common Stock and.  After giving effect to the Closing, former SCL shareholders held approximately 96.5% of the outstanding Common Stock immediately following the Closing.

Except as contemplated by the Share Exchange, and the transactions contemplated thereby, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b)  The Partnership is the beneficial owner and holder of record of an aggregate of 7,611,879 shares of Common Stock, which constitutes approximately 10.5% of the issued and outstanding shares of Common Stock as of the date hereof.  The Partnership has sole voting and dispositive power over the 7,611,879 shares of Common Stock.  The Partnership does not have any shared voting or disposivite power with respect to any other shares of Common Stock of the Company.

The Reporting Person disclaims beneficial ownership of 1,242,094 shares of Common Stock attributable to Anthony Giordano, a 40% owner of the Reporting Person, pursuant to his 20% ownership interest in EPG Limited Partners, Ltd., an owner of 6,210,470 shares of Common Stock.  The Reporting Person does not have direct or indirect voting or dispositive power over such shares.

The Reporting Person also disclaims beneficial ownership of 360,000 shares of Common Stock owned by Bronwyn Kathryn Fulton, the General Partner of the Reporting Person.  The Reporting Person does not have direct or indirect voting or dispositive power over such shares.  Bronwyn Kathryn Fulton is not a Reporting Person for purposes of this Schedule 13D.

(c) Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In June 2004, SCL, the Registrant’s wholly-owned subsidiary following the Share Exchange, entered into a Registration Rights Agreement with certain SCL shareholders, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.  The Registrant has agreed to transfer the rights and privileges granted under such agreement to the shares of Weida Common Stock issued to the SCL shareholders in the Share Exchange and to assume SCL’s obligations thereunder.

The Registration Rights Agreements provides for two demand registration rights commencing one hundred and eighty (180) days after the completion of the Share Exchange exercisable by holders of at least twenty-five percent (25%) of the total registrable securities then outstanding and piggyback registration rights commencing ninety (90) days after the completion of the Share Exchange, in either case subject to cutbacks at the option of the managing underwriter or the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit A.:  Share Exchange Agreement, dated as of May 20, 2003, between the Company (f/k/a Laser Recording Systems, Inc.), SCL Ventures, Ltd. and certain shareholders of the Company signatory thereto and certain shareholders of SCL signatory thereto (as amended on November 30, 2003 by that certain Amendment to Share Exchange Agreement and on March 31, 2004 by that certain Second Amendment to Share Exchange Agreement).  [Filed as an Exhibit to Laser’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 14, 2004 and incorporated herein by reference].

Exhibit B:  Registration Rights Agreement, dated as of June 1, 2004, between SCL Ventures and certain of its shareholders.  [Filed as an Exhibit to the Company’s current report on Form 8-K filed with the Commission on June 18, 2004 and incorporated herein by reference].

Exhibit C:  Share Lock Up and Escrow Agreement, dated as of April 16, 2004, by and among Raice, Paykin & Krieg, as escrow agent, SCL, the Company, certain shareholders of the Company signatory thereto, A. Giordano Family Limited Partnership, EPG Limited and Anthony Giordano.  [Filed as an Exhibit to the Company’s current report on Form 8-K filed with the Commission on June 18, 2004 and incorporated herein by reference].

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

June 21, 2004
Date

A. GIORDANO FAMILY LIMITED PARTNERSHIP /s/ Bronwyn Kathryn Fulton
Signature

Bronwyn Kathryn Fulton/General Partner
Name/Title